Filed by Kmart Holding
Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12
under the Securities Exchange Act
of 1934

Subject Companies:
Kmart Holding Corporation
(Commission File No. 000-50278),
and Sears, Roebuck and Co.
(Commission File No. 1-416)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those described in the forward-looking statements can be found in the 2003

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Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Kmart and Sears: Creating a Powerful Retail Leader One + One = Three Kmart Resource Center November 18, 2004

Agenda Introduction Eddie Lampert - Merger Overview Alan Lacy - What does this mean for Sears? Aylwin Lewis - What does this mean for Kmart? Summary Q&A

Merger Overview Combination of Kmart and Sears to form nation's third largest broadline retailer: Approximately $55 billion in annual revenues Nearly 3,500 store locations: 2,350 Full-line and Off-mall stores 1,100 Specialty stores Establishment of Sears Holdings Corporation

Merger Overview Transaction Details Kmart shares to be converted to Sears Holdings common stock at a rate of 1 to 1 Sears, Roebuck and Co. shares: 55% converted to Sears Holdings common stock at rate of 1 to 0.5 45% converted to cash at rate of $50 per share Shareholders able to elect between cash and stock subject to proration Stock portion of merger consideration is tax free to Kmart and Sears shareholders

Merger Overview Board Representation 10 members on Sears Holdings' Board of Directors 7 members from Kmart Holdings Board 3 members from Sears, Roebuck Board Messrs. Lampert, Lacy, and Lewis will sit on Board Operational Structure Sears Holdings Corp. to be headquartered in Hoffman Estates, Illinois Separate retail organizations maintained: Significant Kmart presence in Troy, Michigan Sears headquarters in Hoffman Estates, Illinois Edward S. Lampert -- Chairman of Sears Holdings Corp. Alan J. Lacy -- Vice Chairman, CEO of Sears Holdings Corp. Aylwin B. Lewis -- President of Sears Holdings Corp., CEO of Kmart and Sears Retail Office of the Chairman

What Does This Mean for Sears? Alan Lacy

Combined Retail Sales Provide Scale and Strong Foundation for Growth Wal-Mart Home Depot Sears Holdings Target Sears Lowe's Best Buy Kmart JCPenney Kohl's Circuit City 75000 64816 60817 46781 41124 30838 24547 19693 17786 10282 9745 2003 Revenues ($B) * *Reported revenue totals include $4.4B of revenue from former Credit & Financial products segment *

Combination to Result in Second Largest Retailer in Full-line and Off-mall Locations Wal-Mart Sears Holdings Home Depot Kmart Target JCPenney Lowe's Sears Best Buy Circuit City Kohl's 2949 2353 1707 1482 1313 1020 952 871 608 599 542 *Excludes Mervyn's and Marshall Field's stores *

What Does This Mean For Sears? Merger accelerates execution of pre-existing strategies of both retailers Provides Kmart with more unique and differentiated products Enables combined company to rapidly grow off-mall in locations closer, more convenient to the customer Leverages the scale and financial strength of the combined company Winning real estate strategy Significantly expands Sears points of distribution in key markets; High concentration of urban and high-density suburban locations Opportunity to monetize non-strategic real estate as appropriate Combines wealth of leading proprietary brands to further differentiate stores from competition Craftsman, Kenmore, Lands' End, DieHard Martha Stewart Everyday, Joe Boxer, Jaclyn Smith, Sesame Street

What Does This Mean For Kmart Associates? Winning Faster Career Growth Allows us to Better Compete Location Uncertainty

What We Know and What We Can Say Focus on Holiday Selling Season and Achieving 2004 Plan Value this culture In the short term KRC location unresolved We must go on with our lives

Leadership Behaviors Transparency with Actions and Communication Deliberate Speed with Analysis Consistent Updates Sensitivity to Human Factors

Timeline Terms of merger agreement have been unanimously approved by boards of directors of both Kmart and Sears Merger is subject to shareholder and regulatory approval, and customary closing conditions Expect to close merger by the end of March, 2005

Summary The combination of Kmart and Sears will: Leverage the strength of two leading retailers Create compelling, differentiated customer offerings Create shareholder value through significant synergies Create a winning culture

Questions and Answers